UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 5 to
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[X]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[X]

Jupiters Limited
(Name of Subject Company)

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

TABCORP Holdings Limited
TABCORP Investments No.2 Pty Ltd
TABCORP Issuer Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares and Reset Preference Shares
(Title of Class of Subject Securities)

Laurence Carsley
Level 9, Niecon Tower
17 Victoria Avenue
Broadbeach, Queensland 4128
Australia
Telephone: (011) (617) 5584-8900
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
Level 32, 101 Collins Street
Melbourne, Victoria 3000
Australia
Telephone: (011) (613) 9635-1500

September 5, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

(1) Scheme Booklet for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited, dated September 5, 2003 (released publicly on September 5, 2003)*

(2) Pro forma Proxy Form – Ordinary Share Scheme Meeting for holders of ordinary shares of Jupiters Limited*

(3) Pro forma Election Form – Ordinary Share Scheme for holders of ordinary shares of Jupiters Limited*

(4) Pro forma Proxy Form – RPS Scheme Meeting for holders of reset preference shares of Jupiters Limited*

(5) Pro forma Registration Form for holders of ordinary shares of Jupiters Limited, and for holders of reset preference shares of Jupiters Limited*

(6) Letter dated October 2, 2003 from Jupiters Limited to holders of reset preference shares of Jupiters Limited*

Part II - Information not Required to be sent to Security Holders

Exhibits:

(a) Orders of the Supreme Court of Queensland made on September 5, 2003*

(b) Announcement to Australian Stock Exchange Limited made by TABCORP Holdings Limited on September 5, 2003*

(c) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 5, 2003*

(d) Constitution of TABCORP Holdings Limited*

(e) Centrebet Notes Trust Deed dated September 3, 2003 between TABCORP Issuer Pty Ltd, TABCORP Holdings Limited and Equity Trustees Limited*

(f) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2002*

(g) Half-Year Financial Report of TABCORP Holdings Limited for the half-year ended December 31, 2002*

(h) Continuous disclosure notices given to Australian Stock Exchange Limited by TABCORP Holdings Limited after the lodgment with the Australian Securities and Investments Commission of the Annual Report furnished as Exhibit 6 to this Form CB and before the lodgment by Jupiters Limited for registration by the Australian Securities and Investments Commission of the Scheme Booklet furnished as Attachment 1 to this Form CB*

(i) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 18, 2003*

(j) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on September 29, 2003*

(k) Annual Financial Report (comprising Concise Report and Financial Report) of TABCORP Holdings Limited for the year ended June 30, 2003*

(l) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 9, 2003#

(m) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at Ordinary Share Scheme Meeting)#

(n) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (Chairman's address at RPS Scheme Meeting)#

(o) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of Ordinary Share Scheme Meeting)#

(p) Announcement to Australian Stock Exchange Limited made by Jupiters Limited on October 24, 2003 (results of RPS Scheme Meeting)#

---

* Previously filed.
\# Filed herewith.

Part III – Consent to Service of Process

TABCORP Holdings Limited, TABCORP Investments No.2 Pty Ltd and TABCORP Issuer Pty Ltd together filed, concurrently with the furnishing of the original Form CB being amended hereby, an irrevocable consent and power of attorney on Form F-X in connection with the furnishing of the original Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TABCORP HOLDINGS LIMITED

By: [signature]
Name: Peter Caillard
Title: Company Secretary

TABCORP INVESTMENTS NO.2 PTY LTD

By: [signature]
Name: Peter Caillard
Title: Company Secretary

TABCORP ISSUER PTY LTD

By: [signature]
Name: Peter Caillard
Title: Company Secretary

Exhibit (l)

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

9 October 2003

CLASS RULING FROM AUSTRALIAN TAXATION OFFICE ON AVAILABILITY OF SCRIP-FOR-SCRIP ROLL-OVER RELIEF RELATING TO PROPOSED SCHEME OF ARRANGEMENT

The Australian Taxation Office has issued a class ruling in relation to the availability of scrip-for-scrip roll-over relief relating to the proposed Ordinary Share Scheme.

Jupiters Limited advised, in the Scheme Booklet dated 5 September 2003, that Jupiters Ordinary Shareholders who would otherwise make a capital gain in respect of the disposal of their ordinary shares under the terms of the Merger with TABCORP Holdings Limited, may choose to obtain roll-over relief to the extent their Jupiters ordinary shares are exchanged for TABCORP shares.

The ATO has confirmed that the conditions required in order for scrip-for-scrip roll-over relief to be available were satisfied.

Class Ruling CR2003/89 has been published confirming that roll-over relief is available to the extent Jupiters' ordinary shares are exchanged for TABCORP shares.

Shareholders should read the Taxation Opinion from Ernst & Young for the Ordinary Share Scheme included in the Scheme Booklet in Appendix B for further information.

A copy of the class ruling may be obtained from the ATO's website at www.ato.gov.au.

Jupiters Limited is a listed company with interests in tourism, leisure and gaming. It owns Jupiters Casino on the Gold Coast, Treasury Casino in Brisbane, Jupiters Townsville Hotel and Casino and Marina. In addition, the Company operates Keno in Queensland and New South Wales, online sportsbetting through Centrebet based in the Northern Territory and provides technology services. Jupiters Limited is based on the Gold Coast, Queensland, has almost 30,000 investors in ordinary shares, approximately 4,800 Jupiters RPS securityholders and employs over 5,000 staff.

G:\ggk\lmc\003-318 asx 9.10.03.doc

Exhibit (m)

Jupiters LIMITED

ADDRESS BY CHAIRMAN MR L.J. WILLETT AO TO THE ORDINARY SHARE SCHEME MEETING ON FRIDAY, 24 OCTOBER 2003

On 12 June 2003, the Jupiters Board announced that it had signed a Merger Implementation Agreement with TABCORP and recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP. The Board believes that the proposed Merger with TABCORP will deliver greater benefits to Jupiters Ordinary Shareholders than any alternative available to Jupiters, either as a stand alone entity or by merging with another party.

The Proposed Merger

If the Ordinary Share Scheme is implemented, Jupiters will pay a special fully franked dividend of $0.75 per Jupiters Ordinary Share.

In addition, if the Ordinary Share Scheme is implemented, all the ordinary shares in Jupiters will be transferred to a subsidiary of TABCORP which will pay cash to Jupiters Ordinary Shareholders and TABCORP will issue TABCORP Shares to Jupiters Ordinary Shareholders. For every 100 Jupiters Ordinary Shares you own at the record date for the implementation of the Ordinary Share Scheme, you will be entitled to receive on average from the TABCORP Group (subject to the effects of rounding):

- $285 in cash; and
- 24 TABCORP Shares.

You can elect to maximise the cash portion of your consideration or alternatively to maximise the share portion of your consideration. If you do so, the actual mix of cash and shares you receive will depend on the preferences of all Jupiters Ordinary Shareholders, as the cash and TABCORP Shares being provided by the TABCORP Group for all Jupiters Ordinary Shares is fixed at approximately 48.4 million TABCORP Shares and approximately $575 million in cash.

8

To date, Shareholders have overwhelmingly elected to maximise the shares portion of the consideration. This means that those who have elected cash will receive all cash and all others will receive a mix of cash and shares. TABCORP will advise by an announcement to ASX of the final outcome on 13 November 2003.

The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has estimated that the combined value of the special dividend and the entitlements you will receive from the TABCORP Group under the Ordinary Share Scheme would represent (on average) $6.34 of value per Jupiters Ordinary Share (excluding any dividend from the sale of Centrebet). The assumptions underlying this determination are set out in the Independent Expert's Report on the Ordinary Share Scheme in Appendix A of the Scheme Booklet and includes an average value for a TABCORP share of $10.75. Last night's close saw a price of $11.66 for TABCORP shares.

Sale of Centrebet

In addition to the proposed Merger, Jupiters is in the process of completing the sale of the Centrebet Business to wholly owned subsidiaries of SportOdds Pty Ltd for 46.55 million dollars. It is expected that the sale will be completed prior to 31 October 2003 and Jupiters will distribute the net proceeds of the sale to Jupiters Ordinary Shareholders by way of a further special fully franked dividend provided the Ordinary Share Scheme is approved by shareholders today and the other remaining conditions are satisfied. This Centrebet dividend is expected to be in the range of 14 to 17 cents per ordinary share, fully franked. If the Centrebet sale is not completed by 31 October 2003 there are significant implications for Jupiters Ordinary Shareholders which are set out in detail in the scheme booklet. I must emphasise however that we are confident of completing the Centrebet sale before the end of October. In any event, the Board believes the merger to be in the best interests of shareholders regardless of the outcome of the sale of Centrebet.

Other Conditions

If the Ordinary Share Scheme is approved today there remain two positive conditions which must be satisfied. The first is the regulatory approvals required from the Queensland State Government for the merger to proceed. TABCORP expects to receive the State Government's decision by the end of the month and has no reason to believe that the approvals will not be forthcoming or will be subject to material conditions.

The second condition is the approval of the Supreme Court of Queensland to the Ordinary Share Scheme as required by the Corporations Act. Jupiters will apply to the Court for the approval if the Ordinary Share Scheme is approved today and the other conditions are satisfied. It is anticipated the Court hearing will take place on 31 October 2003.

Directors' Recommendation

Your Directors unanimously recommend that you vote in favour of the Ordinary Share Scheme as they believe the proposed Merger is in the best interests of Jupiters Ordinary Shareholders. Your Directors believe that the benefits of the proposed Merger deliver the highest value to you compared with other alternatives that your Directors have explored, including Jupiters continuing to operate as a stand alone entity or merging with another entity. In addition:

- You will receive value representing a significant premium to the price at which Jupiters Ordinary Shares traded prior to announcement of merger discussions with UNiTAB Limited and TABCORP.

- The TABCORP Shares, which will be issued under the Ordinary Share Scheme, will be shares in a larger and more diversified company than Jupiters, and historically have provided a higher dividend yield than Jupiters Ordinary Shares.

- The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has confirmed this view, advising that the proposed Merger is in the best interests of Jupiters Ordinary Shareholders and is fair and reasonable, and that Jupiters Ordinary Shareholders will be better off after the Merger.

Those Directors who hold Jupiters Ordinary Shares intend to vote in favour of the Ordinary Share Scheme.

Commentary

Jupiters has been an outstanding success by any measure and there have been many significant milestones in the evolution of Jupiters. The impact of this property on the economy of the Gold Coast, since it opened in 1985, cannot be underestimated. In 1995 we opened the Treasury Hotel and Casino in Brisbane and in 2000 acquired AWA Limited. The original investment in Breakwater Island in 1994 was completed in 2002. The total acquisition of the Trust provides some exciting development opportunities in Cleveland Bay adjacent to Townsville. In conjunction with the State Government of Queensland we are now developing the Gold Coast Convention and Exhibition Centre which will herald a new period of growth for the Gold Coast. Jupiters now provides over 5,000 Australians with employment.

For an investor who subscribed in the float of Jupiters Trust in 1983 and who participated in all capital raisings, the total investment in Jupiters Limited if they still hold their shares would amount to $2,978, for which they would be holding 2,400 shares. Today, at a share price of $6.54, that original investment of $2,978 would be worth $15,696, a compound annual growth rate of 9.5% per annum. On top of this capital gain, the investor would have received in distributions $6,918 of which $796 was tax free. This does not include over $2,600 in franking credits which would have been distributed. This calculation does not include the 75 cents per share fully franked special dividend nor the dividend from the Centrebet sale. The value of the deal, excluding Centrebet, is $6.56 per share, including franking credits, based on the methodology of the Independent Expert. Upon completion of the Centrebet Sale there will be a further fully franked dividend of 14 to17 cents per share.

In addition Jupiters has provided over 50 million dollars to the Jupiters Casino Community Benefit Fund, all of which has been used to enhance the facilities and capabilities of many not for profit organisations throughout Queensland.

The Directors and Staff of Jupiters are proud of their contribution to Queensland and believe that the proposed merger with TABCORP and the subsequent establishment of the head office of the new casino division here on the Gold Coast will be just the start of the next chapter in the story of Jupiters Limited.

For those of you who have brought the scheme booklet with you today I would like to encourage you to deposit those booklets in the bins provided at the back of the room once you have no further use for them. They will then be recycled with the effect of reducing at least some of the impact on the environment.

Thank you.

Exhibit (n)

Jupiters
LIMITED

ADDRESS BY CHAIRMAN MR L.J. WILLETT AO
TO THE RPS SCHEME MEETING
ON FRIDAY, 24 OCTOBER 2003

On 12 June 2003, the Jupiters Board announced that it had signed a Merger Implementation Agreement with TABCORP and that it recommended that Jupiters' shareholders support a proposal to merge Jupiters with TABCORP.

The RPS Scheme

As part of the Merger proposal, the TABCORP Group is offering to acquire all RPS by way of a separate scheme of arrangement – the RPS Scheme. The RPS Scheme is conditional on the Ordinary Share Scheme becoming effective. This morning Ordinary Shareholders voted [overwhelmingly] to approve the Ordinary Share Scheme.

Share Scheme

If the RPS Scheme is implemented, you will receive $105.26 in cash for each RPS held by you at the Implementation Record Date for the RPS Scheme plus an amount equal to any dividend accrued on those RPS up to the Implementation Date for the RPS Scheme.

Other Conditions

If the RPS Share Scheme is approved today there remain two positive conditions which must be satisfied. The first is the regulatory approvals required from the Queensland State Government for the merger to proceed. TABCORP expects to receive the State Government's decision by the end of the month and has no reason to believe that the approvals will not be forthcoming or will be subject to material conditions.

The second condition is the approval of the Supreme Court of Queensland to the RPS Scheme as required by the Corporations Act. Jupiters will apply to the Court for the approval if the Ordinary Share Scheme is approved today and the other conditions are satisfied. It is anticipated the Court hearing will take place on 31 October 2003.

Your Directors unanimously recommend that you vote in favour of the RPS Scheme for the following reasons:

- The independent expert appointed by your Directors, PricewaterhouseCoopers Securities Ltd, has advised that:

  "the RPS Scheme is fair and reasonable and in the best interests of RPS Holders" and therefore *"RPS Holders should approve the RPS Scheme resolution"*.

- The consideration you will receive under the RPS Scheme is likely to be equal to or higher than the value you would realise under other alternatives such as continuing to hold the RPS or having them acquired or redeemed following a request for conversion.

- You could only achieve a better alternative if the VWAP for Jupiters Ordinary Shares for 20 Business Days prior to the Conversion Date is more than $6.77, or if there was a higher bid for Jupiters Ordinary Shares. The Independent Expert has placed an upper value of $6.85 on the entitlements to be provided to Jupiters Ordinary Shareholders which includes a value for the Centrebet dividend of 27 cents per share (and 6 cents for the value of the franking credits of the Centrebet dividend) so while it concedes it is possible Jupiters Ordinary Shares could trade above $6.77, given the trading history, it does not consider it likely. As announced, Jupiters anticipates the Centrebet dividend to be in the range of 14 - 17 cents per share. Receipt of a higher bid for Jupiters Ordinary Shares is unlikely because no higher bid has been received by Jupiters despite the public knowledge of the Merger and because the Merger values Jupiters with a full control premium such that an alternative acquirer is unlikely to offer to pay a materially higher price for Jupiters Ordinary Shares.

Those of your Directors who hold RPS intend to vote in favour of the RPS Scheme.

14

Exhibit (o)

Jupiters LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

24 October 2003

Ref: 67 SX-02

The Manager
Company Announcements Office
The Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MOTION PUT TO THE ORDINARY SCHEME MEETING - 24 OCTOBER 2003

We advise that the motion to approve the scheme of arrangement proposed to be entered into between the Company and the holders of fully paid ordinary shares in the Company, other than persons who hold fully paid ordinary shares on behalf of or for the benefit of TABCORP Holdings Limited or any of its related entities was put to the Ordinary Scheme Meeting of the Company on 24 October 2003. For details please refer to the Notice of Meeting included in the Scheme Booklet issued on 5 September 2003. The resolution was decided by a poll. The resolution was passed by the necessary majorities.

The following information is included in accordance with the requirements of the Corporations Act.

The table below lists the proxies relating to the motion.

	Resolved	Proxy Details				
RESOLUTION		**For**	**Against**	**Abstain**	**Open**	**Total**
Scheme of Arrangement	For	110,055,353	645,420	-	6,233,408	116,934,181

The table below lists the votes cast on the motion.

	Resolved	Votes Cast			
RESOLUTION		**For**	**Against**	**Abstain**	**Total**
Scheme of Arrangement	For	118,452,408	845,595	-	119,298,003

Yours faithfully

LAURENCE M CARSLEY
COMPANY SECRETARY

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Exhibit (p)

Jupiters LIMITED

JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315

24 October 2003

Ref: 67 SX-02

The Manager
Company Announcements Office
The Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir

MOTION PUT TO THE RPS SCHEME MEETING - 24 OCTOBER 2003

We advise that the motion to approve the scheme of arrangement proposed to be entered into between the Company and the holders of reset preference shares in the Company, other than persons who hold reset preference shares on behalf of or for the benefit of TABCORP Holdings Limited or any of its related entities was put to the RPS Scheme Meeting of the Company on 24 October 2003. For details please refer to the Notice of Meeting included in the Scheme Booket issued on 5 September 2003. The resolution was decided by a poll. The resolution was passed by the necessary majorities.

The following information is included in accordance with the requirements of the Corporations Act.

The table below lists the proxies relating to the motion.

	Resolved	Proxy Details				
RESOLUTION		**For**	**Against**	**Abstain**	**Open**	**Total**
Scheme of Arrangement	For	401,762	4,242	-	16,970	422,974

The table below lists the votes cast on the motion.

	Resolved	Votes Cast			
RESOLUTION		**For**	**Against**	**Abstain**	**Total**
Scheme of Arrangement	For	425,682	4,692	-	430,374

Yours faithfully

LAURENCE M CARSLEY
COMPANY SECRETARY

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